Exhibit 99.8

CONSENT OF GEOFF ALLARD

CONSENT OF AUTHOR / EXPERT

I hereby consent to the use of my name, Geoff Allard, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017, evaluating the Lindero Property of the Company (the “Report”), and the information contained in the Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2017 filed with the United States Securities and Exchange Commission.

Dated: April 2, 2018

“Geoff Allard”
Geoff Allard, PE